July 22, 2010
Via EDGAR and Facsimile
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Facsimile Number: (703) 813-6982

Attention:	Mr. H. Roger Schwall
Mr. Ronald Winfrey
Mr. Gary Newberry
Ms. Shannon Buskirk
Mr. Chris White
Mr. Norman von Holtzendorff

Re:	EOG Resources, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009 — Filed February 25, 2010
Schedule 14A — Filed March 25, 2010
Form 10-Q for the Quarterly Period Ended March 31, 2010 — Filed May 4, 2010
File No. 1-09743
Ladies and Gentlemen:
          On behalf of EOG Resources, Inc. (the “Company”, “EOG”, “we”, “our” or “us”), I hereby submit the Company’s responses to the comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter to the Company, dated June 25, 2010, with respect to the Company’s (i) Form 10-K for the fiscal year ended December 31, 2009 filed with the Commission via the Commission’s EDGAR system on February 25, 2010 (the “2009 Form 10-K”), (ii) definitive proxy statement on Schedule 14A filed with the Commission via the Commission’s EDGAR system on March 25, 2010 (the “2010 Proxy Statement”) and (iii) Form 10-Q for the quarterly period ended March 31, 2010 filed with the Commission via the Commission’s EDGAR system on May 4, 2010 (the “1st Quarter 2010 Form 10-Q”).
           For your convenience, each response below is preceded by the Staff’s comment to which the response relates.

United States Securities and Exchange Commission
July 22, 2010

Form 10-K for the Fiscal Year Ended December 31, 2009
General
1.	We note that you have offshore operations, or interests in offshore operations. Please review your disclosure to ensure that you have disclosed all material information regarding your potential liability in the event that one of your rigs is involved in an explosion or similar event. For example, and without limitation, please address the following:
•	disclose the applicable policy limits related to your insurance coverage;

•	disclose whether your existing insurance would cover any claims made against you by or on behalf of individuals who are not your employees in the event of personal injury or death, and whether your customers would be obligated to indemnify you against any such claims;

•	clarify your insurance coverage with respect to any liability related to any resulting negative environmental effects; and

•	clarify whether you have any contractual obligations to indemnify customers or business partners in connection with legal and financial consequences of spills of industrial waste and other liquids.
In this regard, discuss what remediation plans or procedures you have in place to deal with the environmental impact that would occur in the event that any of an oil spill or leak from any of your offshore operations.
Response: We operate or have interests in a limited number of wells offshore Trinidad and Tobago and in the United Kingdom North Sea, East Irish Sea and the Gulf of Mexico, which represent in the aggregate less than 1% of our total wells and less than 14% of our total production. In particular, the offshore wells that we operate or in which we have interests in the Gulf of Mexico, which are predominantly natural gas wells, currently produce a combined total of approximately 200 barrels per day of liquid hydrocarbons. These wells represent less than 1% of our total wells and less than 1% of our total production. Thus, our offshore operations, particularly our offshore operations in the Gulf of Mexico, are immaterial in relation to our overall operations and production. We do not have any plans for future offshore drilling in the Gulf of Mexico.
          As disclosed in our 2009 Form 10-K on page 12 and in a separate risk factor on page 19, we maintain insurance against many, but not all, potential losses or liabilities arising from our onshore and offshore operations in accordance with what we believe are customary industry practices, including in respect of liability related to any negative environmental effects resulting from the explosion of a rig or a well that we either operate or have an interest in or similar event, and in amounts and at costs that we believe to be prudent and commercially practicable.

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          Specifically, EOG maintains commercial general liability and excess liability coverage for personal injury or wrongful death claims, which would generally cover any such claims resulting from an explosion or similar event involving our offshore operations. Moreover, in the event of an explosion or similar event with respect to our offshore operations involving a blowout or out-of-control well resulting in negative environmental effects, EOG maintains operators extra expense coverage for obligations, expenses or claims that EOG may incur from such an event, including obligations, expenses or claims in respect of seepage and pollution, cleanup and containment, evacuation expenses, control of the well and re-drilling of the well. In the specific event of a well blowout or out-of-control well resulting in negative environmental effects, such operators extra expense coverage would be EOG’s primary coverage, with the commercial general liability and excess liability coverage referenced above also providing certain coverage to EOG (subject to policy terms and conditions).
          We further disclose in our 2009 Form 10-K that the occurrence of any such explosion or similar event, and any costs or liabilities incurred as a result of such events, would reduce the funds available to us for our exploration, development and production activities and could, in turn, have a material adverse effect on our business, financial condition and results of operations.
          We cannot anticipate whether we would be the subject of any environmental claims by governmental authorities or third parties if any hydrocarbons are released as a result of any such event, whether claims would be made against us by or on behalf of individuals who are not our employees in the event of personal injury or death, or whether our existing insurance would not cover any such claims.
          All of EOG’s offshore drilling activities are conducted on a contractual basis with independent drilling contractors and other third party service contractors. The indemnification and other risk allocation provisions included therein are negotiated on a contract-by-contract basis and are each based on the particular circumstances of the services being provided and the anticipated operations.
          In addition, EOG has certain remediation plans and procedures in place to deal with the environmental impact that would occur in the event of an oil spill or leak from any of EOG’s offshore operations. In that regard, we maintain spill response and contingency plans for our Gulf of Mexico operations. Under those plans, certain of our employees, with specialized training, initiate and oversee our spill response activities. We also have engaged a third party spill response coordinator to work with us on any such spill response efforts. Further, as a member of Clean Gulf Associates, a not-for-profit company established and owned by oil and gas companies operating in the Gulf of Mexico, we also have access to tactical response equipment maintained for deployment and specifically designed for responses to spills in the Gulf of Mexico.
          EOG reviews its disclosure, including any risk factors presented therein, on an ongoing basis. Since the filing of our 2009 Form 10-K in February 2010, and given recent developments

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in the Gulf of Mexico and related governmental regulation, we are reviewing our disclosure and relevant risk factors to determine whether additional or different disclosure is required.
Other Matters, page 11
2.	In the second paragraph, you provide price sensitivity information which “includes the impact of EOG’s natural gas hedges” and demonstrates the impact of a $.10 per Mcf change and a $1.00 per barrel change in wellhead price on net income. Clarify whether this impact applies equally to both increases or decreases in such prices.
Response: The price sensitivity information applies equally to both increases and decreases in natural gas prices and crude oil and condensate (including natural gas liquids) prices. The Company will provide such clarification in future filings, beginning with EOG’s Form 10-K for the fiscal year ended December 31, 2010.
Capital Structure, page 28
3.	Define “total capitalization” as you apply it in your discussion of your average debt-to-total capitalization.
Response: As used in the discussion of EOG’s debt-to-total capitalization ratio, “total capitalization” is the sum of total stockholders’ equity and total current and long-term debt at the end of the reporting period. The Company will provide such definition of “total capitalization” in future filings, beginning with EOG’s Form 10-Q for the quarterly period ended June 30, 2010.
4.	We note that management was not planning on finalizing or recommending a 2010 capital expenditures budget until the second quarter. Tell us when you normally present your fiscal year budget and, if this is later than normal, explain the reasons for such delay in more detail.
Response: Typically, the Company’s annual capital expenditures budget is presented in our filings in February. As disclosed in our 2009 Form 10-K on pages 28 and 40, the process for finalizing our 2010 capital expenditures budget was delayed because we needed additional time to evaluate various factors impacting future natural gas prices and crude oil prices, including quantities of natural gas in storage and North American natural gas supplies, many of which were atypically volatile. At the time, our 2010 capital expenditures budget was also pending certain confirmatory well results and the completion of the development plan for a significant new discovery, the South Texas Eagle Ford shale oil play, and the expanded scope of several other shale oil and natural gas projects.
          Given the uncertain scope of these new and/or expanded exploration plays, along with the other factors and uncertainties mentioned above, the Company was not able to fully quantify its future capital requirements at such time. This led to the delay in finalizing our 2010 capital expenditures budget. The 2010 capital expenditures budget was approved by EOG’s Board on

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July 22, 2010

April 5, 2010 and disclosed in EOG’s April 7, 2010 press release as well as its 1st Quarter 2010 Form 10-Q.
Notes to Consolidated Financial Statements
Note 17 – Property Acquisitions and Divestitures, page F-32
5.	Please describe the properties received and given in the asset exchange transaction at the time of the exchange, including the following:
•	Are the properties involved proven or unproven?

•	Are the properties producing or non-producing?

•	Was a partial or entire interest in the properties received or given?
Response: In December 2009, EOG and a third party entered into an asset exchange agreement whereby the two parties exchanged certain natural gas related properties in the Rocky Mountain area, including oil and gas leases, leasehold interests, producing wells and related equipment. Prior to the exchange, EOG and the third party each owned interests in a field in Uintah County, Utah and a field in Lincoln County, Wyoming (together, “Property A”). In addition, EOG and the third party each owned interests in a different field in Uintah County, Utah (“Property B”). EOG was the operator of both Property A and Property B. Under the provisions of the exchange agreement, EOG received the third party’s entire interest in Property B, the third party received EOG’s entire interest in Property A and the third party became the operator of Property A. Both Property A and Property B include proved developed and undeveloped reserves.
6.	Tell us the facts and circumstances you considered and the specific section of Accounting Standards Codification (ASC) 805 under which you concluded the asset exchange transaction gain should be recognized based on the fair value of property received over the book basis of the properties given up.
Response: The Company considered ASC 805-10-25-1 and ASC 805-10-55-4 in determining whether the exchange transaction came under the scope of the Business Combinations Topic. The assets received in the exchange transaction were primarily producing oil and gas properties and thus contained the necessary inputs, processes and outputs which are characteristic of a business.
          Because both parties held interests in all of the assets considered in the transaction, each party was aware of, or had equal access to, all available financial, operational and technical data regarding the assets. The transaction was agreed to only once both parties agreed that the assets to be exchanged were equal in value.
          ASC 805-30-30-8 provides that when consideration paid in a business combination includes assets of the acquirer that have a carrying amount that differs from their fair value, the

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July 22, 2010

acquirer should re-measure the transferred assets to their fair value as of the acquisition date and recognize the resulting gain or loss. As noted above, the transaction was agreed to only once both parties agreed that the fair value of the assets to be received by each party were equal (approximately) to the fair value of the assets to be given up by each party. Accordingly, in measuring the fair value of the assets given as consideration in the property exchange, EOG determined the fair value of the assets received in the exchange as a reasonable measure of the fair value of the assets given up.
7.	Tell us how you analyzed the applicability of ASC 932, given the properties subject to the exchange. Specifically address the applicability of ASC 932-360-40-4 through 932-360-40-9 and the applicable paragraph(s) of section 932-360-55 in your response.
Response: In assessing the proper accounting treatment for the exchange transaction, the Company determined that ASC 932-360-40-6 through 40-8 were not applicable. Both EOG and the third party relinquished their entire interests in the properties involved in the exchange. Moreover, the exchange transaction did not result in a pooling of assets or a joint undertaking between the parties. Additionally, none of the circumstances described in ASC 932-360-40-8 existed in connection with the exchange agreement.
          In accordance with the guidance in ASC 932-360-55-10 and 55-11, EOG determined that gain recognition was appropriate and that the exchange could not be accounted for as a normal retirement since doing so would have significantly impacted the unit-of-production amortization rate for the remaining reserve base.
8.	On page F-29, you described how you estimated the fair value of the property received, to record the gain compared to the book value of the property given up. Tell us why you concluded that the fair value of the property received was more clearly evident than the fair value or cost of the assets given up.
Response: Please see response to comment number 6.
Engineering Comments
Business, page 1
Wellhead Volumes and Prices, page 7
9.	Please expand the historical average price table to disclose your historical oil and gas prices both before and after the effect of your hedging arrangements.
Response: Regulation S-K Item 1204(b)(1) requires the disclosure of “[t]he average sales price (including transfers) per unit of oil, gas and other products produced...” for the last three fiscal years by geographical area. We believe that we are in compliance with the requirements. We elected not to designate any of our natural gas financial collar, price swap or basis swap contracts or crude oil financial swap contracts as accounting hedges as permitted under ASC Topic 815. The fair value changes of our commodity derivative contracts were not included in Natural Gas revenues or Crude Oil, Condensate and Natural Gas Liquids revenues, but instead were included in a separate line entitled “Gains on Mark-to-Market Commodity

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Derivative Contracts” in the Consolidated Statements of Income and Comprehensive Income in the 2009 Form 10-K.
          In future filings, we will include a footnote clarifying that the average prices exclude the impact of our commodity derivative contracts, beginning with EOG’s Form 10-Q for the quarterly period ended June 30, 2010.
Properties, page 19
Acreage, Page 20
10.	We note the disclosure of your undeveloped acreage. In part, paragraph (b) of Item 1208 of Regulation S-K requires the disclosure of the minimum remaining terms of leases and concessions for material acreage concentrations. Please amend your document to comply with Item 1208.
Response: In preparing EOG’s Item 1208(b) disclosure for the 2009 Form 10-K, we interpreted paragraph (b) as requiring the disclosure of the minimum remaining terms of leases and concessions for EOG’s undeveloped acreage concentrations only if such detailed information was deemed material (by EOG). Although we believe that we are in compliance with the requirements of Item 1208(b), we will disclose such information in future filings, beginning with EOG’s Form 10-K for the fiscal year ended December 31, 2010.
Producing Well Summary, page 20
11.	Paragraph (a) of Item 1208 of Regulation S-K requires the disclosure of the total gross and net productive wells expressed separately for oil and gas by geographic area. Please amend your document to comply with Item 1208
Response: In preparing EOG’s Item 1208(a) disclosure for the 2009 Form 10-K, we noted that the phrase “by geographic area” is included at the conclusion of the second part of Item 1208(a) requiring disclosure of the registrant’s total gross and net developed acreage, but not at the conclusion of the first part of Item 1208(a) requiring disclosure of the registrant’s total gross and net productive wells. Accordingly, we concluded that disclosure of productive wells on an aggregate, company-wide (non-segregated) basis was sufficient and in compliance with Item 1208(a). Thus, we included the table that appears on page 20 of the 2009 Form 10-K under the caption “Producing Well Summary”, and which sets forth EOG’s productive wells as of December 31, 2009 on a gross and net basis and expressed separately for natural gas and crude oil (as required by Item 1208(a)). Although we believe that we are in compliance with the requirements of Item 1208(a), we will disclose such information in future filings, beginning with EOG’s Form 10-K for the fiscal year ended December 31, 2010.
12.	Please amend your document to disclose also the number of wells that you operate.

United States Securities and Exchange Commission
July 22, 2010

Response: While we do not believe that such information is required by Regulation S-K, we will disclose the number of wells that we operate in future filings, beginning with EOG’s Form 10-K for the fiscal year ended December 31, 2010.
Drilling and Acquisition Activities, page 21
13.	Please amend your document to disclose drilling activities by your four geographic areas as required by Item 1205(a) of Regulation S-K.
Response: We acknowledge that Item 1205(a) of Regulation S-K requires disclosure “by geographic area”. As set forth in clause (2) of Item 1201(d) of Regulation S-K, “by geographic area” includes “groups of countries within a continent”. Accordingly, in preparing the table on page 21 of the 2009 Form 10-K, we aggregated the completed wells (development and exploratory) information for the United States and Canada (both North American countries).
          As set forth in the table on page 21, for the years ended December 31, 2009, 2008 and 2007, EOG either had (i) no completed development or exploratory wells outside of the United States and Canada or (ii) a de minimis (immaterial) number of development and exploratory wells outside of the United States and Canada. Moreover, we believe that the disclosures in the 2009 Form 10-K make clear that (i) our operations outside of the United States and Canada consist solely of our United Kingdom and Trinidad operations and, effective July 1, 2008, our China operations and (ii) such operations are, in the aggregate, immaterial in relation to our United States and Canada operations.
          For these reasons, and in the interest of (a) providing more meaningful disclosure to investors, (b) focusing investors on the information regarding EOG that is material and (c) not obscuring our material disclosures with immaterial disclosures, we elected, in preparing the table on page 21 of the 2009 Form 10-K, to aggregate the information for Trinidad, the United Kingdom and China into a single “Outside United States and Canada” line item, rather than specifying, for example, the country location(s) of our six gross/five net gas development wells completed in fiscal year 2007.
          Should we have a meaningful number of completed wells (development or exploratory) outside of the United States and Canada in fiscal year 2010 and/or any future year, we will specify the geographic area(s) of such completed wells in our filings for such years, pursuant to Item 1205(a).
Supplemental Information to Consolidated Financial Statements, page F-33
Oil and Gas Reserves, page F-34
14.	We note your statement, “Those few [proved undeveloped] locations developed in year six or later are located in areas in which EOG has a demonstrated track record of continuous development activity that exceeds the length of the current development

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plan.” Please tell us the proved reserve figures attributed to these “few locations” and the conditions that prevent initial development within five years of booking.
Response: The response to this comment has been provided supplementally under separate cover pursuant to a confidential treatment request under the Freedom of Information Act and applicable regulations of the Commission.
Net Proved and Proved Developed Reserve Summary, page F-38
15.	FASB ASC Paragraph 932-235-50-5 requires “appropriate explanation of significant changes” to your year-end proved reserves. Please amend you document to explain the changes due to “extensions, discoveries and other additions” during 2007, 2008 and 2009, respectively. Also explain the proportionately larger (compared to those for the U.S.) 2009 revisions to Canadian reserves.
Response: The Company believes that the reporting line “Extensions, discoveries and other additions” in the reserve table on page F-38 of our 2009 Form 10-K is understood to represent the results of our drilling activities for the applicable years. As such, “Extensions, discoveries and other additions” during 2007, 2008 and 2009 were the result of successful drilling activities in the United States and Canada. Beginning with EOG’s Form 10-K for the fiscal year ended December 31, 2010, we will add language to clarify what is included in this line.
          The proportionately larger 2009 revisions to EOG’s Canadian reserves (compared to those for EOG’s U.S. reserves) were primarily due to two factors:
(a)	Low commodity prices for 2009 reporting purposes, resulting in diminished economics for a number of EOG’s Canadian locations. These locations could no longer be considered “proved” under Regulation S-X Rule 4-10 and were, accordingly, removed from the “proved” reserve category.

(b)	Deployment of capital to EOG’s other competing opportunities, resulting in a lack of commitment to development of EOG’s Canadian PUD reserve locations.
          The Company will provide, as appropriate, explanations of any future significant revisions in future filings.
16.	Item 1207 of Regulation S-K calls for disclosure of arrangements under which you are required to deliver specified amounts of oil or gas and how you intend to meet such commitments. Please expand your disclosure to comply with Item 1207.
Response: We market and sell a substantial portion of our hydrocarbon production in the United States and, as noted below, we have no long-term commitments to provide a fixed and determinable quantity of oil or gas in the United States. Instead, substantially all of our wellhead natural gas, crude oil and condensate and natural gas liquids marketed and sold in the United States is sold in spot market and short-term transactions for agreed-upon volumes over delivery periods not exceeding one month in duration. Moreover, we rely on our operations as the

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principal source of hydrocarbons to satisfy such delivery commitments and believe that we have sufficient reserves and supplies to meet our future delivery commitments.
          In preparing our 2009 Form 10-K disclosures, we considered Item 1207 of Regulation S-K, and specifically considered whether EOG is committed to provide a fixed and determinable quantity of oil or gas in the future under existing contracts or agreements. We determined that we have no such long-term commitments in respect of our operations in the United States, the United Kingdom or China. We also determined that we have no such long-term commitments in respect of our operations in Canada, other than firm commitments to two counterparties for terms of one year each, the aggregate volumes of which are immaterial.
          In Trinidad and Tobago, we are a party to several contracts with the National Gas Company of Trinidad and Tobago which requires us to deliver, in the aggregate, approximately 510 MMcf/day of natural gas (345 MMcf/day, net to EOG), under current economic conditions, for at least the next three years. The Block 4(a) gas contract is one of these contracts and is referenced on page 4 of our 2009 Form 10-K. As alluded to therein, we intend to continue fulfilling these natural gas delivery obligations by using our production from our existing fields offshore Trinidad and Tobago. While we do not believe the specific aggregate quantity of natural gas that is subject to such delivery obligations is material information, we will supplement the disclosure in future filings to more fully discuss these contracts, our delivery obligations thereunder and our sources of natural gas for fulfilling such obligations, beginning with EOG’s Form 10-K for the fiscal year ended December 31, 2010.
Net Proved and Proved Developed Reserve Summary, page F-39
17.	We note your statement, “For the twelve-month period ended December 31, 2009, total proved undeveloped reserves increased by 2,841.9 Bcfe to 4,917.9 Bcfe. Purchases in place included proved undeveloped reserves from the Rocky Mountain property exchange and the acquisition of the Barnett Shale Combo Assets (see Note 17).” With a view toward possible disclosure, please explain to us the portion of the incremental PUD reserves attributable to drilling activity, acquisitions/divestment and revisions.
Response: The response to this comment has been provided supplementally under separate cover pursuant to a confidential treatment request under the Freedom of Information Act and applicable regulations of the Commission.
18.	We note your statement, “Based on the new definition of proved undeveloped reserves and its applicability to large resource plays, EOG added significant proved undeveloped reserves in the Haynesville, Horn River, Barnett Combo and Marcellus shale plays.” Item 1202(a)(6) of Regulation S-K requires a registrant disclosing material additions to its reserve estimates to provide a general discussion of the technologies used to establish the appropriate level of certainty for reserves estimates from material properties included in the total reserves disclosed. With a view toward possible disclosure, please explain to us the methods you used to establish reasonable certainty of economic producibility of the incremental PUD reserves. Address your historical results in applying these methods.

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July 22, 2010

Response: As discussed on page F-34 of EOG’s 2009 Form 10-K, EOG engineers and geologists have applied and refined technologies required to effectively estimate proved reserves and support economic producibility.
          In estimating proved reserves for resource plays, EOG estimates the hydrocarbons in place by mapping the entirety of the resource play in question using seismic techniques, typically employing both 2D and 3D data. This analysis is integrated with other static data including, but not limited to, core analysis, mechanical properties of the formation, thermal maturity indicators, and well logs of existing penetrations. EOG utilizes an ion mill to prepare rock samples in assessing microstructures which contribute to porosity and permeability.
          Analysis of dynamic data is then integrated to arrive at an estimated recovery factor of hydrocarbons in place. Data and analysis techniques employed include, but are not limited to, well testing, static bottom hole pressures, flowing bottom hole pressure, historical production trends using extant completion techniques (typically from vertical wells), pressure transient analysis and rate transient analysis. EOG’s application of proprietary rate transient analysis techniques allow for quantification of estimates of contribution to production from both fractures and rock matrix based on rate and pressure histories.
          Optimization of completion techniques is a key factor in developing resource plays. EOG analyzes vertical wells that have historically penetrated and produced these formations with varying degrees of success. Engineers and geoscientists estimate recovery improvement that might be achieved using horizontal wells with multi-stage fracturing techniques. In the early stages of development, EOG determines the optimal length of horizontal lateral and multi-stage fracture stimulation using the analysis techniques described above as well as pilot drilling programs.
          The process of analyzing static and dynamic data, well completion optimization and the results of early development provides the appropriate level of certainty as well as support for economic producibilty of each play in which the addition of significant proved undeveloped reserves were reflected.
          EOG has demonstrated historical success in employing these technologies in the development of its other resource plays, including the Barnett Shale, where the Company has drilled over 1,500 gross wells and produced over 0.9 Tcfe, gross to date.
19.	We note your statement, “During the year, EOG drilled and transferred approximately 176 Bcfe of proved undeveloped reserves to proved developed at a total capital cost of $280.5 million. EOG does not have a material amount of reserves that have remained undeveloped for five years or more.” Please explain to us how you intend to develop your booked PUD reserves within five years given that the portion of your PUD developed in 2009 was less than 10%.

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July 22, 2010

Response: The primary factors that contributed to lower PUD development in 2009 as compared to prior years and the estimated future PUD development rate were as follows:
(a)	EOG had a reduced capital budget in 2009 due to low commodity prices.

(b)	EOG’s focus was acquiring acreage in new resource plays and proving up those plays with exploratory wells and extension wells.

(c)	The “one offset rule.” At the end of 2008, PUD reserves were limited to direct offset locations. As the acreage was drilled, the direct offsets were reflected as transfers from PUD to the proved developed category while all subsequent wells, beyond one offset, were reserve additions (extensions). Conversely, at the end of 2009, EOG booked PUD reserves beyond the direct offset locations in certain instances.
          For 2010, EOG’s capital budget is significantly higher than 2009, and our focus will shift to development. As a result, EOG is estimating development of approximately 20% of the PUD reserve base in 2010.
Third Party Reserve Report, Exhibit 23.2
20.	We note that the third party reserve audit covered 81% of your net proved reserves. Please explain to us how you determined the roster of properties to be included in the audit.
Response: EOG selects properties with the largest contribution to total proved reserves. EOG endeavors to achieve independent reserve evaluation coverage on 75% to 80% of its total proved reserves.
Schedule 14A filed March 25, 2010
General
21.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.
Response: The applicability of Item 402(s) of Regulation S-K to the Company’s compensation policies and practices was analyzed by Company personnel, specifically the Company’s personnel primarily responsible for managing (with Compensation Committee oversight) our executive and non-executive compensation programs, together with the Company’s personnel (internal legal counsel) primarily responsible for the Company’s public disclosures and filings with the Commission; the Company’s outside counsel also participated in this analysis.
          Specifically, during the preparation of the 2010 Proxy Statement, we considered our compensation policies and practices for our executive officers and other employees, as described

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in detail in the Compensation Discussion and Analysis section of the 2010 Proxy Statement (“CD&A”), and concluded that our compensation policies and practices do not present risks that are reasonably likely to have a material adverse effect on the Company. Accordingly, no corresponding disclosure was included in the 2010 Proxy Statement, as Item 402(s) of Regulation S-K requires disclosure only “[t]o the extent that risks arising from the registrant’s compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the registrant.” Item 402(s) also provides that its purpose “is to provide investors material information concerning how the registrant compensates and incentivizes its employees that may create risks that are reasonably likely to have a material adverse effect on the registrant.”
          Among other components, we considered the annual bonus, restricted stock/restricted stock unit (“RSU”) and stock option/stock appreciation right (“SAR”) components of our compensation program and determined that none of these components present risks that are reasonably likely to have a material adverse effect on the Company. In so concluding, we noted that, under our compensation policies (as more fully described in the CD&A):
•	annual bonuses are determined in the first quarter of each fiscal year based on the Company’s achievement of its pre-determined financial and operational goals for the immediately preceding fiscal year;

•	grants of restricted stock/RSUs (whether granted as a component of the employee’s annual bonus, in recognition of a significant accomplishment (such as a significant oil and gas discovery) or otherwise) are subject to a five-year “cliff” vesting period and thus, we believe, must effectively be “re-earned” over time; and

•	grants of stock options/SARs (whether as a component of the employee’s annual stock grant or otherwise) vest in 25% increments over the four years following the date of grant and, therefore, the Company’s stock price must increase and sustain such increase subsequent to the date of grant in order for the stock options/SARs to have any monetary value to the employee.
          In conducting our analysis, we also considered the reference in Item 402(s) of Regulation S-K to compensation policies and practices that “vary significantly from the overall risk and reward structure of the registrant, such as when bonuses are awarded upon accomplishment of a task, while the income and risk to the registrant from the task extend over a significantly longer period of time.” As noted above (and as disclosed on page 15 of the 2010 Proxy Statement), the Compensation Committee considers contributions by Company employees involved in significant oil and gas discoveries and, accordingly, in recognition of those management employees responsible for identifying and/or executing significant new oil and gas exploration and development projects, the Compensation Committee has from time to time awarded restricted stock/RSUs to management employees, including certain of the Company’s executive officers. However, the Compensation Committee has only granted such awards after the expected benefits (i.e., reserves and production) of the project have been proven or realized to a significant extent by the Company. Accordingly, no Item 402(s) disclosure in respect of this

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July 22, 2010

compensation practice was included in the 2010 Proxy Statement because we do not believe such practice presents risks that are reasonably likely to have a material adverse effect on the Company.
          In addition to the above-described awards for management personnel, the Company maintains a related program for its non-management employees in which the Company’s executive officers and other management personnel are not eligible to participate. Pursuant to this program, awards are made in a combination of cash and restricted stock/RSUs to employees who contribute to a significant oil and gas discovery of the Company, but only if the project satisfies certain specified economic criteria, including a requirement that a significant portion of the project’s estimated reserves have been produced. Because we believe this compensation practice (like the above-described practice for management personnel) does not present risks that are reasonably likely to have a material adverse effect on the Company, no Item 402(s) disclosure in respect of this practice was included in the 2010 Proxy Statement.
Board’s Role in Risk Oversight, page 5
22.	We note your disclosure regarding the board’s role in risk oversight. Please enhance your disclosure to include all of the disclosure required by Item 407(h) of Regulation S-K, including a discussion of the effect of risk oversight on the board’s leadership structure.
Response: We believe that our disclosures on page 5 of the 2010 Proxy Statement regarding (i) the leadership structure of our Board and the reasons the Company determined that its leadership structure is appropriate given its specific characteristics and circumstances, (ii) the existence of our lead independent director and the specific role that our lead independent director plays in the leadership of our Board and (iii) our Board’s role in the Company’s risk oversight and the effect that this has on our leadership structure comply with Item 407(h) of Regulation S-K.
          As noted in the 2010 Proxy Statement, our Board believed that the most effective leadership structure as of the date of the 2010 Proxy Statement was for Mr. Papa to serve as both Chairman of the Board and CEO. The Board believes that there is already substantial independent oversight of the Company’s management and a strong counterbalancing governance structure in place, as demonstrated by the following: (a) the Company has an independent presiding director, (b) the Company has a substantial majority of independent directors, (c) key Board committees are composed solely of independent directors, (d) non-employee directors meet regularly in executive session and (e) the Company has annual director elections. Furthermore, Mr. Papa has been our Chairman of the Board and CEO since 1999 and has been with EOG and its predecessor companies for over 28 years. Over the past 10 years, our stock price performance has significantly exceeded the performance of the Standard & Poor’s 500 Index as well as the stock price performance of substantially all of our peer group companies.
          In addition, we have an independent presiding director who is annually elected by and from the independent directors of the Board. The leadership authority and responsibilities of the presiding director are disclosed on page 5 of the 2010 Proxy Statement and include presiding at

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all meetings of the Board at which the Chairman of the Board is not present, including executive sessions of the independent directors, and serving as a liaison between the Chairman of the Board and the independent directors. Our presiding director is also afforded direct and complete access to the Chairman of the Board at any time as such director deems necessary or appropriate, and is available for direct communication with our stockholders.
          Furthermore, we disclose on page 5 of the 2010 Proxy Statement our Board’s role in our risk oversight and the effect that this has on our Board’s leadership structure. Specifically, our Board receives regular reports from Mr. Papa, our Chairman of the Board and CEO, and other members of our senior management. This joint Chairman of the Board and CEO structure enables our CEO to act as a bridge between management and the Board, helping both to act with a common purpose.
Committees of the Board
Nominating and Governance Committee, page 6
23.	We note your disclosure that “The Nominating and Governance Committee takes into account diversity in professional experience, skills and background, and diversity in race and gender, in considering individual director nominees and Board committee appointments.” Please revise to explain how the Nominating and Governance Committee takes diversity into account.
Response: In considering individual director nominees and Board committee appointments, our Nominating and Governance Committee seeks to achieve a balance of knowledge, experience and capability on the Board and Board committees and to identify individuals who can effectively assist EOG in achieving our short-term and long-term goals, protecting our stockholders’ interests and creating and enhancing value for our stockholders.
          In so doing, the Nominating and Governance Committee considers all of such person’s diversity attributes (e.g., professional experiences, skills, background, race and gender) as a whole and does not necessarily attribute any greater weight to one attribute. Moreover, diversity in professional experience, skills and background, and diversity in race and gender, are just a few of the attributes that the Nominating and Governance Committee takes into account; the Nominating and Governance Committee also considers whether the individual under consideration has personal and professional integrity, good business judgment, and relevant experience and skills, and whether such individual is willing and able to commit the time necessary for Board and Board committee service. As stated on page 47 of our 2010 Proxy Statement, we believe that our directors possess diverse professional experiences, skills and backgrounds, in addition to (among other characteristics) high standards of personal and professional ethics, proven records of success in their respective fields and valuable knowledge of our business and of the oil and gas industry.
          Our current Board of seven directors is consistent with our Corporate Governance Guidelines, and our Board has no current plans to add any individuals to the Board. However, if

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in the future we have a vacancy on the Board or the Board determines that it is appropriate to add a directorship, the Nominating and Governance Committee will, pursuant to its charter, take into account diversity in professional experience, skills and background, and diversity in race and gender, in evaluating candidates for such directorship. The Nominating and Governance Committee will also, pursuant to its charter, consider each candidate’s personal and professional integrity, business judgment and relevant experience and skills and whether the candidate is willing and able to commit the necessary time for Board service.
Executive compensation
Alignment with Stockholders Interests, page 16
24.	We note your statement that “[w]e have no policies in place for hedging the economic risks of stock ownership” under the stock ownership guidelines for executive officers. Please explain whether this means that executive officers are permitted to hedge the economic risks of stock ownership, and if so, how they are permitted to do so.
Response: While the executive officers identified in the Company’s 2009 Form 10-K and 2010 Proxy Statement have not entered into any transactions to hedge the economic risks of EOG stock ownership, EOG’s policies do not explicitly prohibit such hedging transactions. However, all transactions involving EOG stock must comply with the EOG Code of Business Conduct and Ethics (“Code of Conduct”), the EOG Insider Trading Policy and applicable law, including the pubic reporting provisions of Section 16 of the Securities Exchange Act of 1934 (as amended, the “Exchange Act”). Under the Code of Conduct, officers and employees are prohibited from using non-public Company information for personal gain and from trading in EOG stock based on material, non-public information.
          Additionally, the Company’s Insider Trading Policy provides that any director or executive officer covered by Section 16 of the Exchange Act shall not hold the Company’s common stock in a margin account or pledge (with certain limited exceptions) such common stock as collateral for a loan. The limited exception to this prohibition is in instances where a director or executive officer wishes to pledge his shares of the Company’s common stock as collateral for a personal loan (other than a margin loan to purchase additional Company common stock) and clearly demonstrates the financial ability to repay the loan without resort to the pledged securities. Any such exception must be submitted to the Chief Executive Officer or General Counsel for approval. In the limited circumstance where an exception is granted, the Company’s stock ownership guidelines specifically provide that any stock held as pledged securities are not counted in determining compliance with such ownership guidelines. However, none of the Company’s executive officers have pledged EOG common stock as collateral for a loan pursuant to this exception under the Company’s Insider Trading Policy.
Election of Directors, page 47
25.	Please enhance your disclosure to include all of the information required by Item 401(e) of Regulation S-K. Specifically, with regard to each director or person

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July 22, 2010

nominated or chosen to become a director, please provide additional information concerning the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director, in light of your business and structure.
Response: Item 401(e) of Regulation S-K requires that the Company “briefly discuss” the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director of the Company, in light of the Company’s business (i.e., oil and gas exploration and production) and structure. Our disclosures on pages 48-50 of our 2010 Proxy Statement set forth the specific experiences, qualifications, attributes and/or skills of each of the director nominees that led the Board to conclude that such persons should each serve as a director of the Company. Accordingly, we believe our disclosures comply with Item 401(e) of Regulation S-K.
          For example, on page 48 of our 2010 Proxy Statement, we describe Mr. Alcorn’s extensive leadership and other experience in the oil and gas industry, including (i) his tenure as President of Alcorn Exploration, Inc. since 1982, (ii) his serving as a director of Linn Energy, LLC since 2006 and (iii) his membership and related experience with the National Petroleum Council, the Independent Petroleum Association of America and the Natural Gas Council. As another example, on page 50 of our 2010 Proxy Statement, we describe Mr. Steward’s extensive experience in the oil and gas exploration and production industry, namely his senior management roles with The Louisiana Land and Exploration Company and Burlington Resources, as well as his leadership positions with the U.S. Oil and Gas Association, the Natural Gas Supply Association and the American Petroleum Institute.
          We also direct the Staff’s attention to the following disclosure in the second paragraph on page 47 of our 2010 Proxy Statement (prior to the director biographical disclosures): “Set forth below is a brief description of the specific experience, qualifications and skills attributable to each of our directors that led the Board, as of the date of this proxy statement, to its conclusion that the director should serve as a director of EOG and, in the case of Messrs. Alcorn, Crisp, Day, Steward, Textor and Wisner, as a member of the Board’s Audit, Compensation and Nominating and Governance Committees.”
          While we believe that our existing disclosures comply with Item 401(e) of Regulation S-K, the Staff’s comment is duly noted. Accordingly, in preparing our future proxy statements, we will supplement our existing disclosures with additional details regarding the specific experiences, qualifications, attributes or skills of our director nominees, to the extent we believe such detailed information may be material to a reader at the time such disclosure is made and in light of our business and structure.
26.	For each other directorship that is disclosed, please revise to indicate the time period the person served in such position.
Response: While we believe such information is not required by Regulation S-K, we will enhance the disclosure in our future proxy statements (beginning with the proxy statement for

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July 22, 2010

our 2011 annual meeting of stockholders) to provide the time periods that the Company’s directors have served in their other public company directorships.
Item 5 — Approval of the EOG Resources, Inc. Amended and Restated Executive Officer Annual Bonus Plan, page 58
27.	Please revise to include the “New Plan Benefits” table and information required by Item 10 of Schedule 14A.
Response: We believe that the Company’s disclosure on pages 58-60 of the 2010 Proxy Statement (i.e., the disclosure under Item 5 thereof) provides the disclosure regarding the Company’s Amended and Restated Executive Officer Annual Bonus Plan (the “Amended Bonus Plan”) required by Item 10(a)(1) of Schedule 14A and Instruction 2 to Item 10. Specifically¸ we believe (i) the disclosure set forth under the captions “Performance Goal”, “Maximum Individual Bonus”, “Form of Payment” and “Effective Date; Term” on pages 59-60 “briefly” describes the material features of the Amended Bonus Plan and, pursuant to Instruction 2 to Item 10, indicates the material differences between the Amended Bonus Plan and the then-existing plan (i.e., the EOG Resources, Inc. Executive Officer Annual Bonus Plan), and (ii) the disclosure regarding the persons eligible to participate in the Amended Bonus Plan required by Item 10(a)(1) is provided under the caption “Eligibility” on page 59.
          Regarding the “New Plan Benefits” table, Item 10(a)(2)(i) of Schedule 14A provides that such table, specifying the benefits or amounts that will be received by or allocated to the specified persons under the plan, is to be included in the registrant’s disclosure “if such benefits or amounts are determinable”. Likewise, Interpretation 28 of subpart N (Proxy Rules and Schedule 14A) of the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (such subpart, as posted on the “Compliance and Disclosure Interpretations” portion of the Commission’s web site, the “Staff Proxy Rules Interpretations”) provides, in pertinent part, that Item 10(a)(2)(i) disclosure “typically will only be called for if the plan being acted upon is. . . a plan with set benefits or amounts”. The amounts that would be payable to each of the Company’s executive officers under the Amended Bonus Plan — that is, the annual bonuses that would be paid to each of the Company’s executive officers for each fiscal year during the 10-year term of the Amended Bonus Plan — are not determinable; moreover, the Amended Bonus Plan does not provide for “set” benefits or amounts.
          As described in the CD&A, the annual bonuses that are to be paid to the Company’s executive officers for a fiscal year are determined by the Compensation Committee at its first quarter meeting in the following year. However, the Compensation Committee is not obligated to award annual bonuses to any executive officer for any fiscal year, regardless of the Company’s achievement of its financial and operational goals for such year or the executive officer’s individual performance or contributions to the Company’s achievement of its goals; stated otherwise, in any fiscal year, the Compensation Committee may chose to not award an annual bonus to any or all of the Company’s executive officers. Moreover, if the performance goal necessary for the payment of bonuses under the Amended Bonus Plan (i.e., positive adjusted non-GAAP net income available to common stockholders, as reported in our year-end

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July 22, 2010

earnings release) is not met for a fiscal year, no bonuses for such year will be paid to our executive officers under the Amended Bonus Plan. Therefore, for any fiscal year during the term of the Amended Bonus Plan, the annual bonus payable to an executive officer may range from zero ($0) to $3 million (i.e., the maximum bonus that may be paid under the Amended Bonus Plan to any participant for any fiscal year, as disclosed on page 59 of the 2010 Proxy Statement and in Article V of the Amended Bonus Plan). Thus, because the amounts that may be payable to each of the Company’s executive officers under the Amended Bonus Plan are not determinable or set, we believe, and we concluded in preparing the 2010 Proxy Statement, that Item 10(a)(2)(i) and (ii) were not applicable to the Company’s Amended Bonus Plan proposal and related disclosure.
          In the event Item 10(a)(2)(i) and (ii) are not applicable to a registrant’s plan because the benefits or amounts thereunder are not determinable or set, Item 10(a)(2)(iii) of Schedule 14A requires alternative tabular disclosure under certain circumstances. In interpreting Item 10(a)(2)(iii) and determining its applicability to the Amended Bonus Plan, the Company considered Interpretations 33, 34 and 35 of the Staff Proxy Rules Interpretations. Specifically, we noted that Interpretation 33 provides that Item 10(a)(2)(iii) contemplates plans that were “not in effect for the prior year” and, moreover, that “Item 10(a)(2)(iii) disclosure of actual awards under an existing plan for the last year is not required” — the Amended Bonus Plan is an amendment and restatement of the EOG Resources, Inc. Executive Officer Annual Bonus Plan, which had previously been adopted by the Company’s Board and approved by the Company’s stockholders in 2001 and under which annual bonus awards were made for the Company’s 2009 fiscal year (as discussed in the CD&A). We also noted that Interpretation 34 provides that the “pro forma” presentation under Item 10(a)(2)(iii) of the benefits or amounts that would have been received under a plan is not applicable where the benefits or amounts are “discretionary (and thus, not determinable)” — as described above, assuming the performance goal under the Amended Bonus Plan is met for a fiscal year, the annual bonus payable to an executive officer for such fiscal year may range from zero ($0) to $3 million, in the Compensation Committee’s discretion. Lastly, we noted that Interpretation 35 provides that the disclosure requirement of Item 10(a)(2)(iii) “applies only to plans that have objective criteria for determining the compensation thereunder” — the Amended Bonus Plan does not have any such objective criteria. Accordingly, for these reasons, we believe, and we concluded in preparing the 2010 Proxy Statement, that tabular disclosure regarding the Amended Bonus Plan was not required under Item 10(a)(2)(iii).

The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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July 22, 2010

          If you have questions regarding the foregoing, please contact me at 713-651-6946 or Amos Oelking, the Company’s Senior Counsel, at 713-651-7146.

Sincerely,

/s/ Timothy K. Driggers

Timothy K. Driggers
Vice President and Chief Financial Officer

cc:	Mr. Mark G. Papa
Mr. Frederick J. Plaeger, II
Ms. Ann D. Janssen
Ms. Jill R. Miller